UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13E-3
 (Amendment No. 2)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES EXCHANGE ACT OF 1934

DryShips Inc.
 (Name of the Issuer)

DryShips Inc.

SPII Holdings Inc.

Sileo Acquisitions Inc.

George Economou

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y2109Q705

(CUSIP Number of Class of Securities)

c/o Dryships Management Services Inc.

80 Kifissias Avenue

GR 151 25, Marousi, Athens, Greece

Mr. Dimitrios Dreliozis

Tel: + 30 210-80 90-570

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Orrick, Herrington & Sutcliffe LLP 51 West 52nd Street New York, NY 10019 Attn: William Haft, David Schwartz E-mail: whaft@orrick.com, dschwartz@orrick.com	SEWARD & KISSEL LLP One Battery Park Plaza New York, NY 10004 Attn: Gary Wolfe, Edward Horton, Nick Katsanos E-mail: wolfe@sewkis.com, horton@sewkis.com, katsanos@sewkis.com	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 Attn: Philip Richter, Mark Lucas E-mail: philip.richter@friedfrank.com, mark.lucas@friedfrank.com

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer
d.	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$75,941,838.00	$9,204.15

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act. The filing fee is calculated based on the sum of the proposed cash payment of US$5.25 per share of common stock for 14,465,112 outstanding shares of common stock of the issuer subject to the transaction (which equals the total outstanding shares of common stock less the shares of common stock to be cancelled without consideration and the shares of common stock held by SPII Holdings Inc. and its affiliates) (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #2 for Fiscal Year 2019, was calculated by multiplying the Transaction Valuation by 0.0001212.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

The filing fee was previously paid on the initial filing of this Schedule 13E-3 Transaction Statement on September 9, 2019.

INTRODUCTION

This Amendment No. 2 to Schedule 13E-3 (this “Amendment No. 2”) amends and supplements the Rule 13e-3 transaction statement on Schedule 13E-3 originally filed on September 9, 2019, as amended by Amendment No. 1 filed on September 30, 2019 (the “Original Transaction Statement”, and as amended by this Amendment No. 2, the “Transaction Statement”). This Transaction Statement is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): (a) DryShips Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), the issuer of common stock, par value $0.01 per share (the “Company common stock”), (b) SPII Holdings Inc., a corporation organized under the laws of the Republic of the Marshall Islands (“SPII”), (c) Sileo Acquisitions Inc., a corporation organized under the laws of the Republic of the Marshall Islands and a wholly owned subsidiary of SPII (“Merger Sub”), and (d) George Economou who is being added as a Filing Person to the Transaction Statement, including the Original Transaction Statement, by virtue of this Amendment No. 2. Mr. Economou is included as part of the “Buyer Group” as defined in the Proxy Statement of the Company, dated September 9, 2019, attached as Exhibit (a)-(1) to the Transaction Statement (the “Proxy Statement”), and incorporated by reference herein. As such, all disclosure in the Proxy Statement with respect to the Buyer Group is also made by Mr. Economou.

This Transaction Statement relates to the Agreement and Plan of Merger (the “merger agreement”), by and among the Company, SPII and Merger Sub. Pursuant to the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger and a wholly owned subsidiary of SPII (the “merger”).

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person, and no other Filing Person takes responsibility for the accuracy of such information as it relates to any other Filing Person.

Except as amended and supplemented in this Amendment No. 2, the information set forth in the Original Transaction Statement remains unchanged.

ITEM 3	IDENTITY AND BACKGROUND OF FILING PERSON

(c)	Business and Background of Natural Persons. Item 3(c) of the Transaction Statement is hereby amended and restated in its entirety as follows: The information set forth in the Proxy Statement under the following captions with respect to Mr. Economou is incorporated herein by reference:

•	“Additional Information Regarding the Company—Information Regarding the Company’s Directors and Executive Officers”

•	“Additional Information Regarding the Buyer Group”

ITEM 7	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(c)	Reasons. Item 7(c) of the Transaction Statement is hereby amended and supplemented as follows: The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Recommendation of the Company Board”

EXHIBIT (A)-(1). PROXY STATEMENT

The following information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references in the information below are to pages in the Proxy Statement, and all capitalized terms used below, unless otherwise defined, shall have the meanings set forth in the Proxy Statement. Paragraph references used herein refer to the Proxy Statement before any additions or deletions resulting from the following information. The Proxy Statement is hereby amended and supplemented as follows:

SUMMARY TERM SHEET—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee; Recommendations of the Company Board—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders

The section under the caption “SUMMARY TERM SHEET—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee; Recommendations of the Company Board—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders” on page 12 of the Proxy Statement is hereby amended as follows:

The following is hereby added as a new paragraph at the end of the section:

“The Special Committee’s decision to approve the merger at this time on behalf of the Company was also motivated by the fact that the Buyer Group was willing at this time to enter into the merger agreement at the $5.25 per share price the Special Committee negotiated. Based on discussions with the Buyer Group, it was the view of the Special Committee that there was a meaningful risk that, if it failed to approve the proposed merger at this time, the Buyer Group was unlikely to agree to the proposed price or a higher price in the future. The reasons for the Buyer Group’s decision to propose the merger at this time, are described under “Special Factors-Buyer Group’s Purpose of and Reasons for the Merger; Position of the Buyer Group as to the Fairness of the Merger to Public Shareholders” beginning on page 43.”

SUMMARY TERM SHEET—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee; Recommendations of the Company Board—Recommendation of the Company Board

The section under the caption “SUMMARY TERM SHEET—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders; Recommendations of the Special Committee; Recommendations of the Company Board—Recommendation of the Company Board” beginning on page 13 of the Proxy Statement is hereby amended by adding the following as the second to last sentence:

“In reaching its decision, the Company Board adopted as its own the analyses performed by or on behalf of the Special Committee as well as conclusions reached by the Special Committee regarding the merger agreement and the transactions contemplated thereby, including the merger, and the Company determined to undertake the merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Company Board.”

SPECIAL FACTORS—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders

The section under the caption “SPECIAL FACTORS—Reasons for the Merger; The Special Committee’s Position as to the Fairness of the Merger to Public Shareholders” beginning on page 28, and extending to page 31, of the Proxy Statement is hereby amended as follows:

The following is hereby added as a new paragraph immediately prior to the last paragraph beginning on page 29:

“In addition, the Special Committee did not consider the Company's net book value, which is an accounting concept based on historical costs (defined as total assets minus total liabilities attributable to the shareholders of the Company), as a factor in reaching its determination and making its recommendation. The Special Committee believes that net book value is not a relevant measure in determining the fairness of the merger agreement and the transactions contemplated thereby, including the merger, because it is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs and does not, for example, take into account the current or future charter-free market value of the Company's vessels, quality of earnings, cash generation capability, the future prospects of the Company, market conditions, trends in the drybulk, tanker and offshore support shipping industries in which the Company conducts its business or the business risks inherent in competing with other shipping companies in the same industries.”

The last paragraph beginning on page 30 (which extends to Page 31) is amended by adding the following at the end of such paragraph:

“The Special Committee relied on the financial analyses and opinion of Evercore regarding the fairness, from a financial point of view, to the public shareholders of the merger consideration of  $5.25 per share in cash, without interest, to be received by the holders of shares of Company common stock in the merger (as more fully described in the section entitled ”Special Factors-Opinion of the Financial Advisor to the Special Committee”) because the holders of shares of Company common stock that will receive the merger consideration in the merger and the security holders that are unaffiliated with the Company are the same group of security holders. The Buyer Group will not be receiving consideration in the merger and, to the knowledge of the Company, no affiliate of the Company other than the Buyer Group holds shares of Company common stock.”

The following is hereby added as a new paragraph immediately prior to the first full paragraph on page 31:

“The Special Committee’s decision to approve the merger at this time on behalf of the Company was also motivated by the fact that the Buyer Group was willing at this time to enter into the merger agreement at the $5.25 per share price the Special Committee negotiated. Based on discussions with the Buyer Group, it was the view of the Special Committee that there was a meaningful risk that, if it failed to approve the proposed merger at this time, the Buyer Group was unlikely to agree to the proposed price or a higher price in the future. The reasons for the Buyer Group’s decision to propose the merger at this time, are described under “Special Factors-Buyer Group’s Purpose of and Reasons for the Merger; Position of the Buyer Group as to the Fairness of the Merger to Public Shareholders” beginning on page 43.”

SPECIAL FACTORS—Recommendation of the Company Board

The section under the caption “SPECIAL FACTORS—Recommendation of the Company Board” beginning on page 31 of the Proxy Statement is hereby amended by adding the following as the second to last sentence:

“In reaching its decision, the Company Board adopted as its own the analyses performed by or on behalf of the Special Committee as well as conclusions reached by the Special Committee regarding the merger agreement and the transactions contemplated thereby, including the merger, and the Company determined to undertake the merger at this time based on the analyses, determinations and conclusions of the Special Committee and the Company Board.”

SPECIAL FACTORS—Financial Projections Prepared by the Company

The section under the caption “SPECIAL FACTORS—Financial Projections Prepared by the Company” beginning on page 31 and extending to page 33 of the Proxy Statement is hereby amended as follows:

The paragraph on page 31 immediately after the heading “Financial Projections Prepared by the Company” is hereby amended by adding the following after the last sentence:

“Set forth below are summaries of these five-year projections, which were included in the Evercore presentation made to the Special Committee on August 18, 2019 and attached as Exhibit (c)-(6) to the Schedule 13E-3 to which this proxy statement relates. See “Where You Can Find More Information” beginning on page 85 for a description of how to obtain a copy of these documents.”

The paragraph preceding the table on page 33 immediately after the heading “Financial Projections Regarding the Company” is hereby deleted in its entirety and replaced with the following:

“Set forth below is a summary of the five-year financial projections regarding the Company (excluding Heidmar) that the Special Committee considered in its consideration and evaluation of the merger and that Evercore reviewed in connection with its financial analysis. The full five-year financial projections regarding the Company (excluding Heidmar) were included in the Evercore presentation made to the Special Committee on August 18, 2019, which presentation is attached as Exhibit(c)-(6) to the Schedule 13E-3 to which this proxy statement relates. See “Where You Can Find More Information” beginning on page 85 for a description of how to obtain a copy of these documents.”

The paragraph preceding the table on page 33 immediately after the heading “Financial Projections Regarding Heidmar” is hereby deleted in its entirety and replaced with the following:

“Set forth below is a summary of the five-year financial projections regarding Heidmar (on a standalone basis) that the Special Committee considered in its consideration and evaluation of the merger and that Evercore reviewed in connection with its financial analysis. The full five-year financial projections regarding Heidmar (on a standalone basis) were included in the Evercore presentation made to the Special Committee on August 18, 2019, which presentation is attached as Exhibit (c)-(6) to the Schedule 13E-3 to which this proxy statement relates. See “Where You Can Find More Information” beginning on page 85 for a description of how to obtain a copy of these documents.”

SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee

The section under the caption “SPECIAL FACTORS—Opinion of the Financial Advisor to the Special Committee” beginning on page 33 and extending to page 43 of the Proxy Statement is hereby amended as follows:

The paragraph on page 36 immediately after the heading “Selected Public Company Trading Analysis” is deleted in its entirety and replaced with the following:

“Evercore reviewed and compared certain financial information of the Company to corresponding financial multiples and ratios for the following selected publicly traded companies in the tanker and dry bulk shipping industries (the “selected companies”).”

The following is hereby added immediately after the first full paragraph on page 37:

“The selected companies reviewed by Evercore were as follows:

Tanker

Selected Company	EV/Adjusted EBITDA – 2019E	EV/Adjusted EBITDA – 2020E	Price/NAV Per Share
DHT Holdings, Inc.	7.8x	4.4x	0.95x
Euronav NV	7.3x	5.2x	0.75x
Frontline Ltd.	9.1x	6.3x	1.20x
International Seaways, Inc.	7.4x	3.7x	0.63x
Nordic American Tankers Ltd.	5.8x	4.0x	0.70x
Teekay Tankers Ltd.	5.9x	4.2x	0.60x
Diamond S Shipping Inc.	7.1x	4.2x	0.57x

Drybulk

Selected Company	EV/Adjusted EBITDA – 2019E	EV/Adjusted EBITDA – 2020E	Price/NAV Per Share
Diana Shipping Inc.	7.3x	7.3x	0.69x
Eagle Bulk Shipping Inc.	9.0x	5.4x	0.82x
Genco Shipping & Trading Limited	8.2x	4.3x	0.55x
Golden Ocean Group Limited	11.2x	7.8x	0.72x
Safe Bulkers, Inc.	6.9x	4.9x	0.99x
Scorpio Bulkers Inc.	13.9x	7.4x	0.62x
Star Bulk Carriers Corp.	9.7x	5.0x	0.75x

The paragraph on page 39 immediately after the heading “Other Factors” is deleted in its entirety and replaced with the following:

“Evercore also noted certain other factors, which were not considered material to its financial analyses with respect to its opinion, but were referenced for informational purposes only, including, among other things, a Selected Transactions Analysis, the Last 52-Week Trading Range and a Premiums Paid Analysis. Evercore did not consider the Selected Transactions Analysis material to its financial analyses with respect to its opinion because, unlike a significant portion of the precedent transactions reviewed in connection with such analysis, the merger does not constitute a sale of control of the Company. Evercore did not consider the Last 52-Week Trading Range and the Premiums Paid Analysis material to its financial analyses with respect to its opinion because such analyses are market reference points based on publicly available sources rather than a measure of value with respect to the Company.”

The paragraph on page 39 immediately after the heading “Selected Transactions Analysis” is deleted in its entirety and replaced with the following:

“Evercore reviewed financial information related to selected transactions involving target companies and/or vessel acquisitions in the dry bulk and tanker industries announced since 2006 (the “selected transactions”).”

The following is hereby added as a new paragraph immediately after the first full paragraph on page 40:

“The selected transactions reviewed by Evercore were as follows:

Month and Year Announced	Acquiror	Target	Target EV/ FY +1 EBITDA	Price/NAV
September 2006	Overseas Shipholding Group, Inc.	Maritrans Inc.	8.3x	1.02x
April 2007	Teekay Shipping Corporation and A/S Dampskibsselskabet TORM	OMI Corporation	10.1x	1.15x
October 2007	PT Berlian Laju Tanker	Chembulk Tankers LLC	6.3x	1.04x
January 2008	Excel Maritime Carriers Ltd.	Quintana Maritime Limited	9.2x	0.88x
March 2008	Marathon Acquisition Corp.	Global Ship Lease, Inc.	11.4x	0.72x
August 2008	General Maritime Corporation	Arlington Tankers	12.2x	0.80x
July 2010	Navios Maritime Acquisition Corporation	Asia Pacific Carriers	7.8x	1.10x
March 2011	Kirby Corporation	K-Sea Transportation Partners L.P.	9.0x	NA
May 2011	Capital Product Partners L.P.	Crude Carriers Corp.	13.1x	1.04x
May 2011	DHT Holdings, Inc.	Saga Tankers ASA	9.3x	0.93x
July 2011	DryShips Inc.	OceanFreight Inc.	9.2x	1.07x
June 2014	Star Bulk Carriers Corp.	Oceanbulk Container Carriers LLC	9.0x	0.95x
August 2014	Star Bulk Carriers Corp.	34 Excel Maritime Vessels	NA	1.00x
September 2014	DHT Holdings, Inc.	Samco Shipholding Pte. Ltd.	NA	1.14x
October 2014	Knightsbridge Shipping Ltd.	Golden Ocean Group Ltd.	9.3x	1.03x
February 2015	General Maritime Corp.	Navig8 Crude Tankers	7.9x	1.05x
July 2015	Frontline 2012 Ltd.	Frontline Ltd.	12.7x	1.27x
August 2015	Teekay Tankers Ltd.	Principal Maritime Tankers Vessels	NA	0.96x
March 2017	DHT Holdings, Inc.	BW Group Ltd. Vessels	NA	1.02x
May 2017	Scorpio Tankers Inc.	Navig8 Product Tankers Inc.	8.3x	1.05x
May 2017	Teekay Tankers Ltd.	Tanker Investments Ltd.	9.4x	1.13x
December 2017	Euronav NV	Gener8 Maritime	10.2x	0.87x
March 2018	Seaspan Corporation	Greater China Intermodal Investments	8.3x	0.92x
April 2018	Star Bulk Carriers Corp.	16 Augustea Atlantica SpA Vessels	7.9x	0.83x
May 2018	Star Bulk Carriers Corp.	18 Vessels	NA	0.95x
October 2018	Poseidon Containers Holdings LLC and K&T Marine LLC	Global Ship Lease, Inc.	5.1x	1.05x
November 2018	Diamond S Shipping Inc.	Capital Product Partners L.P.	7.6x	1.10x
May 2019	Star Bulk Carriers Corp.	11 Delphin Shipping LLC Vessels	8.0x	0.88x

The last two paragraphs on page 42 are hereby deleted in their entirety and replaced with the following:

“Pursuant to the terms of Evercore’s engagement letter with the Special Committee, the Company has agreed to pay Evercore a fee for its services in the amount of approximately $2.0 million, of which $300,000 was paid as a retainer fee upon execution of Evercore’s engagement letter with the Company, $1.2 million was paid upon delivery of Evercore’s opinion, and the remaining $500,000 of which will be payable contingent upon the consummation of the merger. The Company has also agreed to reimburse Evercore for its expenses and to indemnify Evercore against certain liabilities arising out of its engagement.

During the two-year period prior to the date hereof, Evercore and its affiliates have not been engaged to provide financial advisory or other services to the Company, and Evercore has not received any compensation from the Company during such period. In addition, during the two-year period prior to the date hereof, Evercore and its affiliates have not been engaged to provide financial advisory or other services to SPII, and Evercore has not received any compensation from SPII during such period. During the two-year period prior to the date hereof, Evercore and its affiliates have provided financial advisory services to Ocean Rig UDW Inc., a company of which Mr. Economou may have been deemed to be a beneficial owner of an approximately 10% equity interest and was an officer and Chairman of the Board, and Mr. Kandylidis was an officer and director, and Danaos Corporation, a company of which Mr. Economou may be deemed a beneficial owner of an approximately 10% equity interest and was a director. In connection with the provision of such financial advisory services to Ocean Rig UDW Inc. and Danaos Corporation, Evercore received compensation of $7.7 million and $9.0 million, respectively. Evercore may provide financial advisory or other services to the Company and to SPII and its affiliates in the future, and in connection with any such services Evercore may receive compensation.”

SPECIAL FACTORS—Buyer Group's Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders

The section under the caption “SPECIAL FACTORS—Buyer Group's Purpose and Reasons for the Merger; Position of Buyer Group as to the Fairness of the Merger to Public Shareholders” beginning on page 43 and extending to page 48 of the Proxy Statement is hereby amended as follows:

The first paragraph under the heading “Buyer Group’s Purpose of and Reasons for the Merger” on page 43 of the Proxy Statement is hereby deleted in its entirety and replaced with the following:

“Under the SEC rules governing “going private” transactions, the Buyer Group is engaging in a “going private” transaction and therefore is required to express their purposes and reasons for the merger to the public shareholders. The Buyer Group is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.”

The first paragraph under the heading “Buyer Group’s Position as to Fairness of the Merger” on page 44 of the Proxy Statement is hereby deleted in its entirety and replaced with the following:

“Under the SEC rules governing “going private” transactions, the Buyer Group is engaging in a “going private” transaction and therefore is required to express its beliefs as to the fairness of the merger to the Company's public shareholders. The Buyer Group is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The Buyer Group's views as to fairness of the merger should not be construed as a recommendation to any shareholder as to how such shareholder should vote on the proposal to approve the merger agreement. The Buyer Group has interests in the merger that are different from, and in addition to, those of the Company's public shareholders by virtue of their continuing interests in the surviving corporation after the consummation of the merger. See “Special Factors—Interests of Certain Persons in the Merger” beginning on page 49 for additional information.”

SPECIAL FACTORS—Interests of Certain Persons in the Merger

The section under the caption “SPECIAL FACTORS—Interests of Certain Persons in the Merger” beginning on page 49 of the Proxy Statement is hereby amended as follows:

The third sentence in the first paragraph is hereby amended to delete the following text:

“, which are discussed in detail in the section entitled “Special Factors—Interests of Certain Persons in the Merger,” beginning on page 49,”

The following is hereby added as a new paragraph immediately below the first paragraph:

“The only directors and officers of the Company who own shares of the Company common stock are members of the Buyer Group, who will not receive merger consideration in connection with the merger agreement for any share of Company common stock that such persons own. Additionally, no incentive compensation of the directors or officers of the Company will be accelerated as a result of the merger agreement or the transactions contemplated thereby, including the merger.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2019

DRYSHIPS INC.

By:	/s/ Dimitrios Dreliozis
Name: Dimitrios Dreliozis
Title: Vice President of Finance

SPII HOLDINGS INC.

By: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
Name: Dr. Renato Cefai
Title: Director of Mare Services Limited

SILEO ACQUISITIONS INC.

By: MARE SERVICES LIMITED

By:	/s/ Dr. Renato Cefai
Name: Dr. Renato Cefai
Title: Director of Mare Services Limited

/s/ George Economou
George Economou

Exhibit Index

(a)-(1)*	Proxy Statement of the Company, dated September 9, 2019

(a)-(2)*	Letter to the Shareholders of DryShips Inc., incorporated herein by reference to the proxy statement

(a)-(3)*	Notice of Special Meeting of Shareholders of DryShips Inc., incorporated herein by reference to the proxy statement

(a)-(4)*	Form of Proxy Card

(a)-(5)	Press Release issued by the Company, dated September 9, 2019, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished September 9, 2019

(a)-(6)	Press Release issued by the Company, dated September 17, 2019, incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 6-K, furnished September 17, 2019

(c)-(1)*	Opinion of Evercore Group L.L.C., dated August 18, 2019, incorporated herein by reference to Annex B to the proxy statement

(c)-(2)*	Presentation materials prepared by Evercore Group L.L.C., dated July 24, 2019, for the Special Committee

(c)-(3)*	Presentation materials prepared by Evercore Group L.L.C., dated July 30, 2019, for the Special Committee

(c)-(4)*	Presentation materials prepared by Evercore Group L.L.C., dated August 6, 2019, for the Special Committee

(c)-(5)*	Presentation materials prepared by Evercore Group L.L.C., dated August 8, 2019, for the Special Committee

(c)-(6)*	Presentation materials prepared by Evercore Group L.L.C., dated August 18, 2019, for the Special Committee

(d)-(1)*	Agreement and Plan of Merger, dated as of August 18, 2019, by and among the Company, SPII, and Merger Sub, incorporated herein by reference to Annex A to the proxy statement

*	Previously filed on September 9, 2019.